1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: (561) 689-4441 Fax: (561) 659-0701 www.harriscramer.com Michael D. Harris, Esq. mharris@harriscramer.com

November 13, 2007

VIA FACSIMILE [202-772-9368]

Securities and Exchange Commission

Division of Corporation Finance opposed

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:  Matt Franker, Esq.

Re:

GelTech Solutions, Inc.

File Number: 333-144736

Dear Mr. Franker:

In accordance with our telephone conversation of Thursday, November 8, 2007, we are responding to the Staff’s request for further analysis of the implication of Rule 415(a)(1)(ix) and its requirement that an offering commence “promptly” after the effective date.  The current Form SB-2/A provides for a 60-day period within which GelTech Solutions, Inc. (the “Company”) can conduct a primary offering.  It also provides that following the completion of the primary offering, which cannot exceed 60 days, the secondary offering will commence. As discussed below, the Company intends to reduce that to 45 days.

We have reviewed the Commission’s releases proposing and adopting Rule 415. We find nothing that reflects what it intended in requiring the offering [the secondary offering] to “be commenced promptly.”  During our discussion, you conceded that the only available interpretation of the meaning of Rule 415(a)(1)(ix) is found in Telephone Interpretation D, 1 which related to an over-allotment option that could be exercised within 45 days of the effective date. That interpretation permitted an offering to proceed as a “matter of administrative practice.” An over-allotment option is analogous to the proposed offering by the Company in that an underwriter in a firm commitment offering can exercise the over-allotment option at any time within the 45-day period; similarly, if the Company is able to sell the primary offering in less than 45 days, it can then commence the secondary offering.  What is different is that the over-allotment option does not occur on a “continuous basis” as Rule 415 (1)(a)(ix) requires. An underwriter has a short position and it uses the over-allotment option to cover it.  In contrast, the Company’s proposed secondary offering will occur on a continuous basis.

Securities and Exchange Commission

November 13, 2007

Because it is impossible to determine the Commission’s intent in requiring a continuous offering lasting more than 30 days to be “commenced promptly”, we submit that one motivating factor may have been the availability of a current prospectus when the offering commences. Here the preliminary prospectus provides that following completion of the primary offering, the Company must file a post-effective amendment disclosing the results of the primary offering.  It would be that very current prospectus that would be used by selling shareholders to deliver in connection with the secondary offering.  Thus, as a practical matter, there would be a very brief delay between the date of the current amended prospectus and commencement of the secondary offering.

The Company is prepared to file an additional amendment limiting the period of the primary offering to 45 days.  Based upon the testing of its FireIce™ product in connection with the recent California wildfires and its expected receipt of the necessary certification, it believes that its business will substantially improve and that it will be able to sell all 450,000 shares during this shortened period or less.  Indeed, the Company is currently discussing increasing the price and increasing the number of shares offered for sale to the public if it is not able to quickly consummate a private sale of restricted securities of a type that would not be integrated with the public offering.

We believe that two policy reasons favor permitting the Company to proceed this way once it files an amendment to the Form SB-2/A reflecting the reduced 45-day period.  First, the 45-day time limit which the Staff permitted for an over-allotment option should apply with equal force to the Company’s proposed primary and secondary offering which will occur on a continuous basis.  Second, the presence of a current prospectus very closely linked in time to the secondary offering is another reason for our belief that the secondary offering will commence promptly and that investors purchasing such securities initially will receive a current prospectus. Otherwise, the Staff will be favoring larger issuers which have available underwriters with capital to make firm commitments and penalizing smaller issuers. This is contrary to what the Commission has been publicly declaring. Indeed the whole purpose of the pending matters on the Commission’s calendar this week including the amendments to Rule 144 are to assist smaller issuers in their capital raising efforts.

Thank you very much for your consideration.

Very truly yours,

Michael D. Harris

MDH/cdv

cc:

Mr. Michael Cordani

(Via Email)